Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Neil E. Grayson
104 South Main Street / Ninth Floor / Greenville, South Carolina 29601	(Admitted in GA, SC & NY)
Tel: 864.250.2300 Fax: 864.232.2925	864.250.2235
www.nelsonmullins.com	Fax: 864.250.2359
neil.grayson@nelsonmullins.com

September 30, 2005

Via Federal Express

William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549-0408

        Re:     Atlantic Bancshares, Inc.
                   Form SB-2 filed August 5, 2005
                   File No. 333-127242

Dear Mr. Friar:

        On behalf of Atlantic Bancshares, Inc. we are transmitting Pre-effective Amendment No. 2 to their Registration Statement on Form SB-2. We are filing this Amendment in response to the Staff’s comment letter dated September 29, 2005. The paragraphs below respond to the Staff’s numbered comments. References to page numbers are to page numbers of the prospectus as revised and included in the Amendment. We are also sending you by overnight courier three courtesy copies and three redlined versions of the Registration Statement.

Financial Statements for the Period October 1, 2004 (Inception) to July 22, 2005

Note 1 — Organization and Summary of Significant Accounting Policies

1.	Please include an accounting policy for the outsourcing agreement described in Note 3- Commitments and Contingencies, including accounting treatment for both up-front and recurring fees related to the agreements.

On page F-8, Note 1 we have added an accounting policy for outsourced agreements, including the accounting treatment for both up-front and recurring fees related to the agreements.

2.	Please also provide in your response letter additional detail describing these agreements, including but not limited to, the following:

•	services provided for in the up-front fees and monthly fees;

Atlanta • Charleston • Charlotte • Columbia • Greenville • Myrtle Beach • Raleigh • Winston-Salem • Washington, DC

•	equipment, license, other assets provided and the up-front fees and/or monthly fees and whether these items are purchased or leased;

•	the date of inception of the agreements; and

•	the date of payment for the up-front fees.

On March 25, 2005, the Company entered into a Software License and Support Agreement, a Data Processing Services Agreement, and an Outlink Netteller Services Agreement with Jack Henry & Associates.

Each of these agreements contains one time up-front fees. These up-front fees for the Software License and Support Agreement consist of a license fee of $15,000 and installation fees of $7,500. The one time fees for the other two agreements are simply an initial fee for the right to use this Company’s services. These fees do not include the costs for any hardware or software. The monthly fees will be for the services for core data processing of the bank’s transactions, including teller services. Monthly fees are based on a minimum amount of transactions processed for the bank.

The only asset purchased in any of these transactions will be the $15,000 license fee. Once paid, this fee, as well as all other one time or up-front fees will be capitalized and amortized over the life of the contracts. As of July 31, 2005, the Company had not paid any up-front fees or monthly fees to Jack Henry & Associates.

General

3.	Include an updated consent of the independent auditors in the pre-effective amendment.

We have provided the requested consent.

4.	Please note the updating requirements detailed in Item 310(g) of Regulation S-B.

The financial statements are dated as of July 22, 2005. There have been no material changes to the financial position of the company since that date. Therefore, the company has concluded that no updates are necessary at this time.

        Please acknowledge receipt of this filing by means of EDGAR Postmaster. Please contact me at (864) 250-2235 if you have any questions or any additional comments.

Very truly yours,

    /s/ Neil E. Grayson

Neil E. Grayson

NEG:bb5

cc:     Robert P. Trask
          Michael G. Keeley, Esq.